Mail Stop 4-06

								September 22, 2005

Steven Odom
Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA  30339

	Re:	Verso Technologies, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Forms 8-K dated April 25, 2005 and July 25, 2005
      File No. 000-22190

Dear Mr. Odom:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Critical Accounting Policies
1. We note that revenue recognition is not discussed in your critical accounting policy disclosures. .. Tell us how you considered disclosing revenue recognition in your critical accounting policies.
See SEC Release No 33-8040 and FR-60 for guidance.

Note 2. Summary of Significant Accounting Policies and Practices, page F-9

Revenue Recognition, page F-10
2. Clarify for us separately, each of the Company`s revenue streams and the related revenue recognition policy for each revenue source (i.e., license fees, maintenance agreements, multi-element arrangements, hardware sales, installation, training, software integration services, outsourced application services, and distributor sales). Cite the accounting literature that supports your accounting. Further for multiple element arrangements tell us how you establish fair value for each element and how you allocate the arrangement fee to each element.

Note 7. Convertible Preferred Debentures, page F-22 and Note 17. Subsequent Events, page F-33 - Sale of Debentures, page F-34
3. We note that you issued convertible subordinated debentures for $4.5 million (Note 7) and $13.5 million (Note 17) with detachable warrants in November, 2000 and February, 2005 respectively. Tell us how you considered whether these instruments include a beneficial conversion feature. In your response explain how you allocated the proceeds from these issuances to the warrants and convertible instruments and the amounts allocated to each. We refer you to EITF
98-5 and EITF 00-27.  In addition tell us how you considered EITF
00-
19 in determining the balance sheet classification for the warrants issued.

Note 16.  Litigation, page F-32
4. You disclose that the Company has tentatively settled a class action lawsuit for $1 billion and the Company`s insurance company will deliver a surety undertaking in the amount of $1 billion payable to the plaintiff`s. Tell us where, this liability is reported in the
December 31, 2004 Consolidated Balance Sheet. Explain to us the extent to which you have considered recovery from your insurance carrier. Refer to FIN 39 in your response.

Forms 8-K dated April 25, 2005 and July 25, 2005
5. Your Reconciliation of Net Income to Adjusted Net Income on
page 4
of Exhibit 99.1 in both your April 25, 2005 and July 25, 2005 Form
8-
K`s appear to include a number of measures, such as non-GAAP interest
expense, non-GAAP depreciation and amortization, non-GAAP amortization of intangibles (costs of goods sold) and non-GAAP reorganization costs - loss on sublease, etc., for which you have not included the disclosures pursuant to Item 10(e)(1) of Regulation
S-K.
Also, tell us how you considered Item 100 (b) of Regulation G in determining that a Non-GAAP Statement of Operations is appropriate.
6. Your disclosure on page 2 of both of your April 25, 2005 and
July
25, 2005 8-K`s states that the Company uses "EBITDA from
continuing
operations excluding Reorganization Costs " as a "measure of performance for segments as well as divisions within segments." Clarify for us why your reconciliation of EBITDA as a performance measure does not include a reconciliation to "Loss from continuing operations" by segment.
7. Your disclosure on page 2 of both of the above Form 8-K`s states
that the Company believes that "...EBITDA from continuing
operations
excluding Reorganization Costs provides investors with an
indication
of cash produced from  operations."   This disclosure suggests
that
the Company is also presenting this non-GAAP measure as a measure of
liquidity that is different from cash flow or cash flow from
operations computed in accordance with GAAP.   In addition in
exhibit
99.1 you disclose that "...EBITDA is a useful adjunct to net income and other GAAP...". Explain what you means by "other GAAP" measures.
Further, tell us how you considered presenting the most directly comparable financial measure (calculated and presented in accordance with GAAP, such as cash flows from operations) and a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure in accordance with
Item 100 (a) of Regulation G.

Form 10-Q for the Quarter Ending June 30, 2005

Note 14.  Subsequent Events, page 20
8. Clarify for us your accounting for the warrants issued to creditors in connection with the restructuring $4.5 million convertible debentures due November, 2005. Tell us the authoritative literature that supports your accounting and how you considered
EITF
96-19 in accounting for this debt restructuring.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
Steven Odom
Verso Technologies, Inc.
September 22, 2005
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